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                             April 16, 2021

       Gary Jacob
       Chief Executive Officer
       OKYO Pharma Ltd
       Martello Court
       Admiral Park
       St. Peter Court
       Guernsey GYI 3HB

                                                        Re: OKYO Pharma Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted March 22,
2021
                                                            CIK No. 0001849296

       Dear Mr. Jacob:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement submitted on March 16, 2021

       Cover Page

   1. Please indicate that the price of the American depository shares in the offering will be determined by reference
to the trading price of the ordinary shares on the London Stock
                                                        Exchange.

       Prospectus Summary, page 2

   2. Please revise the summary to indicate clearly the early-stage developments of your
 Gary Jacob
FirstName   LastNameGary Jacob
OKYO Pharma      Ltd
Comapany
April       NameOKYO Pharma Ltd
       16, 2021
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FirstName LastName
         programs and describe any preclinical studies that include an objective description of the endpoints of your studies and trials and whether they were met. To the extent such studies have not been conducted, please indicate.
3. Please clearly disclose in the summary that you have not submitted an application with the
         U.S. Food and Drug Administration for any of your products. Also discuss the steps that the company needs to undertake prior to submitting such applications. Implications of Being an Emerging Growth Company, page 7

4. You state here and on page 60 that you intend to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS
         Act. This election is only available to foreign private issuers that prepare their financial statements in accordance with U.S. GAAP or reconcile their home country GAAP financial statements to U.S. GAAP. Refer to the cover page of Form F-1 and Question 34 of our "Jumpstart Our Business Startups Act Frequently Asked Questions
- Generally
         Applicable Questions on Title I of the JOBS Act" dated December 21, 2015. Please revise.
The Offering, page 8

5. We note your disclosure in regards to the shares excluded from the amount outstanding after the offering. For each of the options, warrants and convertible notes listed in this section, please disclose when shares can be issued pursuant to such securities.

Risk Factors, page 10

6. Please revise the risk factor narratives to state succinctly the risks and only those risks disclosed in the subheadings. For example, we note that the risk factor on privacy laws on page 25 is three pages long. Please provide a more detailed discussion of the topic elsewhere in the prospectus, as appropriate, such as the business section.
"Holders of our ADSs may experience substantial dilution ...", page 32

7. Please disclose when the options and warrants are exercisable and the notes are convertible.
Capitalization, page 45

8. Please include the 18,329,094 ordinary shares you are obligated to issue to Planwise
         Group Ltd. as a commission upon the conversion of your convertible loan notes prior to the effective date of this registration statement as noted on page 84 and F-30 as a pro forma adjustment.
Dilution, page 46
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FirstName   LastNameGary Jacob
OKYO Pharma      Ltd
Comapany
April       NameOKYO Pharma Ltd
       16, 2021
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9. We note your disclosure that the table is based on shares outstanding as of September 30,
         2020 and excludes shares issued upon the exercise of options and warrants or conversion of convertible notes. Please revise to include such shares or advise us why such shares are not required to be included. See Item 4 of Form F-1 and Item 9.E. of Form 20-F.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 50

10. Please file the collaborative agreement signed on August 6, 2019 with Tufts Medical
         Center Inc. on a research program focused on ocular neuropathic pain or tell us why you believe such filing is not required. In addition, provided disclosure regarding significant terms and conditions, such as potential payments to be provided, termination provisions, etc. under this agreement.

         Please also revise, as necessary, to ensure that the significant terms and conditions under each of your license agreements are provided. In this regard, we noted that the development and sales milestone payments were not quantified and the royalty term or termination provisions were not provided related to the license agreement with Tufts
         Medical Center, Inc. entered into on May 1, 2018.
Borrowings, page 56

11. Please disclose the principal terms of the notes. For example, for each note, discuss whether the note is convertible and when this may occur, including if such note will be converted into ordinary shares prior to the offering.
Valuation of Share-Based Compensation and Tranche Obligations
Share-Based Compensation, page 58

12. You noted that the estimates of fair value of your ordinary shares are highly complex and subjective and that there are significant judgments and estimates inherent in the determination of the fair value of your ordinary shares. You further note that the calculation of the fair value of equity-settled share based awards and the resulting charge requires assumptions to be made regarding future events and market conditions which are then applied to a recognized valuation model in order to calculate the fair value of the awards. As your ordinary shares have been traded on a stock exchange since July 2018, please tell us why you do not use the market price to determine the fair value of your ordinary shares and the fair value of share based awards on the date of grant. In addition, please tell us why you continue to use the historical volatility of a group of peer companies and not your own historical volatility.
13. You state that you use the fair value of your ordinary shares to determine the fair value of restricted share awards. Please identify which shares you have issued are considred restricted, and quantify the number and fair value of these restricted shares for each of the periods presented. Provide separate disclosure regarding these restricted shares from the
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FirstName   LastNameGary Jacob
OKYO Pharma      Ltd
Comapany
April       NameOKYO Pharma Ltd
       16, 2021
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         rest of your issued shares.
Business
Overview, page 61

14. In discussing the licenses obtained from On Target Therapeutics LLC, please discuss in greater detail how the company will use the intellectual property.
15. We note that the company has obtained a sub-license from On Target Therapeutics LLC to certain patents licensed from Tufts Medical Center Inc. Please discuss the principal terms of the license agreement between Tufts Medical Center Inc. and On Target
         Therapeutics LLC to the extent such terms impact your sub-license agreement. Please also file this license agreement as an exhibit or advise. See Item 601(b)(10) of Regulation
         S-K.
Additional Applicable Disease Indications for OK-101, page 64

16. The disclosure provides that on January 19, 2021, you announced that you submitted a patent application to the United States Patent and Trademark Office covering the use of chemerin and chemerin analogues to treat the cytokine release syndrome associated with
         COVID-19 infections. Please discuss any pre-clinical trials that have been conducted, if any.
OK 201, page 65

17. Please revise the pipeline table to reflect where you currently are in the process. Please shorten the arrow for each product candidate, as appropriate, to illustrate how far along you are in the process.
Intellectual Property, page 66

18. Please revise your intellectual property disclosure to describe clearly on an individual basis the type of patent protection granted for each product, the expiration of each patent held, and the jurisdiction of each patent.
License Agreement for OK-101, page 66

19. Please disclose the principal terms of the Chemerin License Agreement including all fees and a description of when the milestones will be met to make payments for the development and sales milestones.
Panetta Partners Limited, page 84

20. Please disclose the amount and nature of the loan currently outstanding, the largest amount outstanding on the loan during the period covered, and the interest rate. See Item 4 of Form F-1 and Item 7.B.2. of Form 20-F.
Related Party Transactions, page 84
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OKYO Pharma Ltd
April 16, 2021
Page 5

21. For each of the transactions, please disclose the name of the related person, the basis on
       which the person is a related person, the related person   s interest in
the transaction, and
       the approximate dollar value of the amount involved in the transaction. See Item 4 of
       Form F-1 and Item 7.B. of Form 20-F.
Principal Shareholders, page 85

22. Please clarify whether the ordinary shares held by Planwise are the 12,004,647 shares underlying the convertible loan note.
Description of Share Capital and Memorandum and Articles of Incorporation, page
86

23.    Please disclose when the options and warrants can be exercised.
Part II
Item 7. Recent Sale of Unregistered Securities, page II-1

24. For each of the transactions, please include the name of the purchaser to whom securities were sold and the nature of the transaction for securities sold otherwise than for cash. See
       Item 701 of Regulation S-K.
General

25. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
26. On the cover of the registrations statement, in the calculation of the registration fee table, there is a reference to footnote (5) for the ordinary shares; however, a narrative is not provided for such footnote. Please revise.
       You may contact Sasha Parikh at 202-551-3627 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Tom Kluck at 202-551-3233 or Celeste Murphy at 202-551-3257 with any other questions.



                                                               Sincerely,
FirstName LastNameGary Jacob
                                                               Division of
Corporation Finance
Comapany NameOKYO Pharma Ltd
                                                               Office of Life
Sciences
April 16, 2021 Page 5
cc:       Jeffrey Fessler
FirstName LastName